Exhibit 99.1

(3)	On November 30, 2020, Mr. Sandgaard completed several estate planning transactions pursuant to which he transferred all of his holdings in Sandgaard Holdings LLC to various trusts. Although Sandgaard Holdings LLC remains the holder of 1,295,550 shares of the Issuer’s common stock, certain transfers resulted in changes in pecuniary interest in the underlying shares held by Sandgaard Holdings LLC. Accordingly, the transactions reported as a disposition herein reflect the transfers to trusts of pecuniary interest in the underlying shares of the Issuer’s common stock held by Sandgaard Holdings LLC. As a result of the estate planning transactions, Mr. Sandgaard completed the following transfers of his ownership in Sandgaard Holdings LLC:

a.	Mr. Sandgaard transferred, partially by gift and partially in consideration for a promissory note, a 15% ownership interest in Sandgaard Holdings LLC to The Sandgaard Family Trust, for which Mr. Sandgaard in neither the trustee nor the beneficiary.
b.	Mr. Sandgaard transferred, by gift, a 0.7% ownership interest in Sandgaard Holdings LLC to Thomas Sandgaard 2020 Voting Trust, for which Mr. Sandgaard in neither the trustee nor the beneficiary.
c.	Mr. Sandgaard transferred, by gift, a 69.3% ownership interest in Sandgaard Holdings LLC to Guardian Angel Trust U/A/D 8/21/18, for which Mr. Sandgaard is the sole lifetime beneficiary.
d.	Mr. Sandgaard transferred, by gift, a 15% ownership interest in Sandgaard Holdings LLC to Blue Ocean Trust, for which Mr. Sandgaard is the sole lifetime beneficiary.